

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Robert Blair
General Counsel
VIASAT INC
6155 El Camino Real
Carlsbad, California 92009

> **Re: VIASAT INC**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed April 26, 2022**
> **File No. 000-21767**

Dear Mr. Blair:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Prospectus Summary
Regulatory Matters, page 18

1. We note your disclosure that you "have also filed applications for regulatory approvals and clearances in various other jurisdictions, including Australia, Brazil, Israel, Nigeria, Russia, Saudi Arabia, Spain and the United Kingdom." Please expand your disclosure to discuss the material regulatory approvals and clearances that you are required to obtain.

Independent Auditor's Report, page F-2

2. Refer to the second paragraph under the Opinion section. Please have your auditors also disclose the opinion rendered with regards to the results of operations and cash flows for the years ended December 31, 2021 and December 31, 2020. The current disclosure only covers the results of operations and cash flows for the period from incorporation (March 15, 2019) to December 31, 2019, and for the Predecessor Company for the period January

1, 2019 to December 3, 2019. Please revise or advise.

<u>General</u>

3.   We note your response to our prior comment 2 and reissue. Please update your disclosure where applicable to reflect the regulatory undertakings agreed upon with the UK Government's Department for Business, Energy and Industrial Strategy (BEIS) in connection with the proposed combination. In this regard, we note your Proxy Materials filed on March 21, 2022.

4.   Please revise your filing, as applicable, to provide more specific disclosure related to the direct or indirect impact that Russia's invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance's Sample Letter to Companies Regarding Disclosures Pertaining to Russia's Invasion of Ukraine and Related Supply Chain Issues, which is available on the Commission's website.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing